UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number 001-41231

TC BIOPHARM (HOLDINGS) PLC

(Translation of registrant’s name into English)

Maxim 1, 2 Parklands Way

Holytown, Motherwell, ML1 4WR

Scotland, United Kingdom

+44 (0) 141 433 7557

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____ ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____ ☐

TC Biopharm (Holdings) plc (the “Company”) has received a written notification from the listing qualifications staff of the Nasdaq Stock Market, LLC. (“Nasdaq”) dated August 1, 2024 indicating that the minimum closing bid price per share for its American Depositary Shares (the “ADSs”) was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Rule”). This notification does not impact the listing and trading of the Company’s ADS at this time.

As previously reported in a Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on May 20, 2024 (the “May 20 8-K’), on May 15, 2024, the Company filed its Form 10-Q for the quarter ended March 31, 2024 (the “Form 10-Q”). As noted in the Form 10-Q, the Company was not in compliance with the minimum stockholders’ equity requirement under Nasdaq Listing Rule 5550(b)(1) for continued listing on The Nasdaq Capital Market because its stockholders’ equity was below the required minimum of $2.5 million (the “Minimum Stockholders’ Equity Requirement”) at March 31, 2024.

On May 24, 2024, the Company received written notification from the listing qualifications staff of the Nasdaq Stock Market, LLC (“Nasdaq”) indicating that the Company was not in compliance with the Minimum Stockholders’ Equity Requirement, as of March 31, 2024. This letter indicated that while Nasdaq estimates the Company is currently in compliance with the Minimum Stockholders’ Equity Requirement it notes that based on the historical burn rate, without a significant transaction, the Company will not be in compliance as of the next period ending June 30, 2024. Since the Company was previously granted an exception to the Minimum Stockholders Equity Requirement by a Nasdaq Hearings Panel and subsequently regained compliance, it is subject to a Mandatory Panel Monitor in accordance with Nasdaq Listing Rule 5815(d)(4)(A). The Company had a hearing before a Nasdaq hearing panel at which it requested continued listing on Nasdaq on July 16, 2024. On August 1, 2024, the Company received written notification from Nasdaq that the hearing panel granted the Company’s request to continue its listing on Nasdaq subject to compliance with the Minimum Stockholders’ Equity Requirement on or before August 15, 2024.

Normally, a company would be afforded a 180-calendar day period to demonstrate compliance with the Rule. However, pursuant to Listing Rule 5810(c)(3)(A)(iv), the Company is not eligible for any compliance period specified in Rule 5810(c)(3)(A) due to the fact that the Company effected one or more reverse stock splits over the prior two-year period with a cumulative ratio of 250 shares or more to one. Accordingly, this matter serves as an additional basis for delisting the Company’s securities from Nasdaq. Nasdaq informed the Company that the hearing panel will consider this matter in their decision regarding the Company’s continued listing on Nasdaq.

There can be no assurance that the hearing panel will determine to continue the Company’s listing on Nasdaq or that the Company will timely evidence compliance with the terms of any extension that may be granted by the Nasdaq following the hearing.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TC BIOPHARM (HOLDINGS) PLC

By:	/s/ Martin Thorp
Name:	Martin Thorp
Title:	Chief Financial Officer

Date: August 6, 2024

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